Fingerprint Cards and SMIC Work in Collaboration to Bring the World’s Smallest and Most Power-Efficient Fingerprint Sensor to China

Gothenburg, Sweden and Shanghai, China  [2011-02-16]

Fingerprint Cards and SMIC Work in Collaboration to Bring the World’s Smallest and Most Power-Efficient Fingerprint Sensor to China

Gothenburg, Sweden and Shanghai, China [2011-02-16]

Fingerprint Cards (hereinafter referred to as “FPC”), a leading provider of fingerprint sensors, and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), the largest and most advanced foundry in China, today jointly announced that the companies will work in collaboration to bring FPC1080A, the world’s smallest and most power-efficient fingerprint swipe sensor optimized for mobile phones and tablets, to the China market.

FPC1080A, is extremely small, has uniquely low power consumption and offers world-leading image quality with a resolution of 508 dpi. The chip combines FPC’s well-known quality with ease of integration, making it the ideal sensor for high-volume devices such as mobile phones, laptops, smart cards and USB keys. The FPC1080A has integrated hardware support for finger navigation, which enables the sensor to be used as navigation device to replace joysticks or other similar navigation systems.

“Quality assurance and product recognition go hand in hand, and in working with SMIC we are able to provide our customers with products of the highest possible quality at a competitive price,” said Johan Carlstrom, CEO of Fingerprint Cards. “We are very pleased that SMIC and Fingerprints are working together on the new swipe-sensor product in addition to our other products in commercial production at SMIC. With FPC’s innovative design and patented technology combined with SMIC’s outstanding manufacturing capabilities and excellent yield performance, we are confident that FPC will keep its promise to continue to deliver fingerprint sensors with superior performance, quality and value for our customers.”

Fingerprint Cards and SMIC have agreed to work together in China to promote the swipe sensor and FPC’s existing area sensor products, as well as to further penetrate the fingerprint-sensor market. The two companies and HST, FPC’s distributor in China, will work closely together to bring the next-generation swipe sensor products to the China market.

“It is a great opportunity to work with Fingerprint Cards to strengthen our strategic and synergistic relationship,” said Joseph Xie, Vice President and General Manager of Eurasia Business Unit of SMIC. “We have confidence that with SMIC’s mature technologies and our strong local network, we will be able to bring a true next-generation product to better serve China’s rapid growing consumer electronics market and to enhance the market penetration of swipe sensors.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com/

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the expected benefits of the cooperation, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Mr. Peter Lin
Public Relations
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Ms. Annie Wang
Marketing Information
Tel: +86-21-3861-0000 x13091
Email: AnnieWangN@smics.com

About FIngerprint Cards AB (FPC)

Fingerprint Cards AB (FPC) develops, produces and markets biometric components that through analysis and matching of an individual’s unique fingerprint verify the person’s identity. The technology consists of biometric sensors, processors, algorithms and modules that can be used separately or in combination with each other. The competitive advantages offered by FPC’s technology include unique image quality, extreme robustness, low power consumption and complete biometric systems. With these advantages and the ability to achieve extremely low manufacturing costs, the technology can be implemented in volume products, such as smart cards and mobile telephones, where extremely rigorous demands are placed on such characteristics. FPC’s technology can also be used in IT and Internet products for security and access control. Fingerprint Cards AB (FPC) is listed on Nasdaq OMX Stockholm (FING B) and has its head office in Gothenburg, Sweden.

For further information, please contact:
Johan Carlstrom, VD Fingerprint Cards AB (publ), 031-607820, investrel@fingerprints.com
Fingerprint Cards AB (publ), Box 2412, 403 16 G?teborg, www.fingerprints.com
Fingerprint Cards AB (publ) discloses this information in accordance with the Securities Market Act (2007:528) and/or the Financial Instruments Trading Act (1991:980).